SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Longs Drug Stores Corporation

(Name of Subject Company)

Longs Drug Stores Corporation

(Name of Person Filing Statement)

Common Stock, Par Value $0.50 Per Share

(Title of Class of Securities)

543162101

(CUSIP Number of Class of Securities)

William J. Rainey, Esq.

Senior Vice President, General Counsel and Secretary

141 North Civic Drive

Walnut Creek, California 94596

(925) 937-1170

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Edward D. Herlihy, Esq.

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to the Schedule 14D-9 (“Amendment No. 7”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 14, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on August 18, 2008, and subsequently amended by Amendment No. 1 on September 8, 2008, Amendment No. 2 on September 10, 2008, Amendment No. 3 on September 11, 2008, Amendment No. 4 on September 17, 2008, Amendment No. 5 on September 23, 2008, and Amendment No. 6 on September 25, 2008 (as amended from time to time, the “Schedule 14D-9”) by Longs Drug Stores Corporation (the “Company”), a Maryland corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CVS Caremark Corporation, a Delaware corporation (“CVS”), to purchase all outstanding shares of common stock, par value $0.50 per share, of the Company (the “Shares” and each a “Share”) for $71.50 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 7 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Other Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“A purported class action lawsuit related to the Merger Agreement has been filed in Maryland. The lawsuit names as defendants the Company; its directors Warren F. Bryant, Leroy T. Barnes, Jr., Murray H. Dashe, Evelyn S. Dilsaver, Mary S. Metz, Donna A. Tanoue, and Anthony G. Wagner; CVS; and certain officers of the Company. The complaints filed in connection with the lawsuit — Elizabeth Judd v. Longs Drug Stores Corp., et al., Case No. 24-C-08-005910 (filed September 16, 2008, amended September 25, 2008 and a copy of the complaint and the amended complaint are filed as Exhibit (a)(13) and Exhibit (a)(14), respectively, hereto), in the Circuit Court for Baltimore City, State of Maryland — generally allege, among other things, that the Company and its directors breached their fiduciary duties to the Company’s stockholders by failing to pursue a non-binding, expression of interest by Walgreen Co. (“Walgreens”) to acquire the Company and that CVS aided and abetted the Company’s and its directors’ breaches of their fiduciary duties. The lawsuit seeks, among other relief, an injunction preventing the defendants from completing the transaction contemplated by the Merger Agreement and attorneys’ fees and expenses. Plaintiff had sought expedited discovery and temporary restraining order proceedings which were scheduled to be heard by the Circuit Court on October 15, 2008. The defendants denied all allegations of wrongdoing.

On October 8, 2008, Walgreens withdrew its non-binding, expression of interest (a copy of Walgreens’ letter of October 8, 2008 is filed as Exhibit (a)(15) hereto and is incorporated herein by reference). On October 11, 2008, plaintiff agreed to withdraw its Motion for Temporary Restraining Order and Motion for Expedited Proceedings in light of Walgreen’s withdrawal of its expression of interest.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“(a)(13)	Complaint filed on September 16, 2008, in the Circuit Court for Baltimore City, State of Maryland.

(a)(14)	Amended complaint filed on September 25, 2008, in the Circuit Court for Baltimore City, State of Maryland.

(a)(15)	Letter from Jeffrey A. Rein to Warren F. Bryant, dated October 8, 2008.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 14D-9 is true, complete and correct.

LONGS DRUG STORES CORPORATION

By:	/s/ WILLIAM J. RAINEY
William J. Rainey, Senior Vice President, General Counsel and Secretary

Dated: October 14, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(13)	Complaint filed on September 16, 2008, in the Circuit Court for Baltimore City, State of Maryland.

(a)(14)	Amended complaint filed on September 25, 2008, in the Circuit Court for Baltimore City, State of Maryland.

(a)(15)	Letter from Jeffrey A. Rein to Warren F. Bryant, dated October 8, 2008.